Exhibit 99.64

News Release May 28, 2025

Santacruz Silver Reports Year End 2024 Financial Results

Vancouver, B.C. – Santacruz Silver Mining Ltd. (TSX.V:SCZ) (OTCQB:SCZMF) (FSE:1SZ) (“Santacruz” or the “Company”) reports its financial and operating results for the year ended December 31, 2024 (“FY 2024”). The full version of the audited financial statements for FY 2024 (the “Financial Statements”), which includes a restatement of comparative 2023 consolidated financial statements, and accompanying Management’s Discussion and Analysis (the “MD&A”), can be viewed on the Company’s website at www.santacruzsilver.com or on SEDAR+ at www.sedarplus.ca. All amounts are expressed in U.S. dollars, unless otherwise stated.

FY 2024 Highlights

●	Revenues of $283 million a 13% increase year-over-year.
●	Gross Profit of $57 million, a 1670% increase year-over-year.
●	Net Income of $165 million, a 1594% increase year-over-year.
●	Adjusted EBITDA of $53 million, a 200% increase year-over-year.
●	Cash and cash equivalents of $36 million, a 622% increase year-over-year.
●	Working Capital was $46 million at the end of FY 2024.
●	Cash cost per silver equivalent ounce sold of $21.90, a 16% increase year-over-year.
●	AISC per silver equivalent ounce sold of $26.01, a 15% increase year-over-year.
●	Silver Equivalent Ounces produced of 18,651,701, a 1% decrease year-over-year.

Arturo Préstamo, Executive Chairman and CEO of Santacruz, commented, “FY 2024 was a transformative year for the Company, driven by our strong financial and operational results. Santacruz achieved a 13% increase in revenue and a 200% rise in adjusted EBITDA, supported by operational improvements and a favorable silver price environment. These achievements strengthened the Company’s balance sheet which allowed us to end the year with $36 million in cash, a 622% increase. In addition, we significantly worked on enhancing shareholder value while maintaining a disciplined operational focus and laying the groundwork for long-term growth.”

Mr. Préstamo continued, “ In preparation for the audit, the accounting team identified a series of non-cash errors booked during the tenure of the former CFO. These non-cash errors caused a significant number of related adjusting entries in the current and prior years creating additional audit work and therefore the subsequent delay in filing the financial statements. Santacruz’s competitive edge lies in the quality and efficiency of our core Bolivian and Mexican mining assets and the flexibility of our San Lucas ore sourcing model, which enables swift adaptation to market conditions and maximizes the benefits of our leverage to rising metal prices. With this solid foundation and an experienced management team, we are well-positioned to enter a new phase of sustainable growth while continuing to deliver value to our shareholders.”

Selected consolidated financial and operating information for FY 2024 and the financial year ended December 31, 2023 (restated) are presented below. All financial information is prepared in accordance with International Financial Reporting Standards (“IFRS”), and all dollar amounts are expressed in thousands of US dollars, except per unit amounts, unless otherwise indicated.

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2024 Annual Highlights

	2024	2023 Restated(6)	Change ’24 vs ’23
Operational
Material Processed (tonnes milled)	1,955,904	1,883,446	4%
Silver Equivalent Produced (ounces) (3)	18,651,701	18,779,646	(1%)
Silver Ounces Produced	6,718,381	7,004,582	(4%)
Zinc Tonnes Produced	94,399	91,616	3%
Lead Tonnes Produced	11,820	12,366	(4%)
Copper Tonnes Produced	1,057	1,254	(16%)
Silver Equivalent Sold (payable ounces) (4)	14,089,723	16,105,327	(13%)
Cash Cost of Production per Tonne (5)	101.35	93.10	9%
Cash Cost per Silver Equivalent Ounce Sold ($/oz) (5)	21.90	18.96	16%
All-in Sustaining Cash Cost per Silver Equivalent Ounce Sold ($/oz) (5)	26.01	22.69	15%
Average Realized Price per Ounce of Silver Equivalent Sold ($/oz) (5) (6)	28.74	22.90	25%
Financial
Revenues	282,987	251,256	13%
Gross Profit	57,226	3,233	1670%
Net Income (loss)	164,484	(11,008)	1594%
Net Earnings (Loss) Per Share - Basic ($/share)	0.46	(0.03)	1633%
Adjusted EBITDA (5)	52,625	17,553	200%
Cash and Cash Equivalent	35,721	4,947	622%
Working Capital (Deficiency)	46,296	(49,171)	194%

2024 Annual Production Summary - By Mine

	Bolivar (5)	Porco (5)	Caballo Blanco Group	San Lucas Group	Zimapan	Total
Material Processed (tonnes milled)	284,634	204,585	275,273	341,650	849,762	1,955,904
Silver Equivalent Produced (ounces) (1)	4,105,592	2,057,069	3,496,383	4,637,705	4,354,952	18,651,701
Silver Ounces Produced	1,828,098	645,251	1,220,757	1,344,242	1,680,033	6,718,381
Zinc Tonnes Produced	19,395	12,045	18,606	28,043	16,310	94,399
Lead Tonnes Produced	1,327	795	2,316	1,924	5,458	11,820
Copper Tonnes Produced	N/A	N/A	N/A	N/A	1,057	1,057
Average head grades per mine:
Silver (g/t)	218	117	153	147	82	126
Zinc (%)	7.48	6.28	7.30	9.01	2.46	5.42
Lead (%)	0.64	0.51	1.11	0.88	0.75	0.78
Copper (%)	N/A	N/A	N/A	N/A	0.29	0.29
Metal recovery per mine:
Silver (%)	92	84	90	84	75	82
Zinc (%)	91	94	92	91	78	86
Lead (%)	73	76	76	64	85	77
Copper (%)	N/A	N/A	N/A	N/A	43	43
Silver Equivalent Sold (payable ounces) (2)	3,298,650	1,540,699	2,600,400	3,163,911	3,486,063	14,089,723

Notes for both tables above:

(1)	Silver Equivalent Produced (ounces) have been calculated using prices of $23.85/oz, $1.21/lb, $0.94/lb and $3.91/lb for silver, zinc, lead and copper respectively applied to the metal production divided by the silver price as stated here.

(2)	Silver Equivalent Sold (payable ounces) have been calculated using the Average Realized Price per Ounce of Silver Equivalent Sold stated in the table above, applied to the payable metal content of the concentrates sold from Bolivar, Porco, the Caballo Blanco Group, San Lucas and Zimapan.

(3)	The Company reports non-GAAP measures, which include Cash Cost of Production per Tonne, Cash Cost per Silver Equivalent Ounce Sold, All-in Sustaining Cash Cost per Silver Equivalent Ounce Sold, Average Realized Price per Ounce of Silver Equivalent Sold, and Adjusted EBITDA. These measures are widely used in the mining industry as a benchmark for performance but do not have a standardized meaning and may differ from methods used by other companies with similar descriptions. See ‘‘Non-GAAP Measures’’ section in the Company’s Q4 and FY 2024 Management Discussion and Analysis for definitions.

(4)	Average Realized Price per Ounce of Silver Equivalent Sold is prior to all treatment, smelting and refining charges.

(5)	Bolivar and Porco are presented at 100% whereas the Company records 45% of revenues and expenses in its consolidated financial statements.

(6)	The revenues, gross profit, net loss, net loss per share, Adjusted EBITDA, and working capital deficiency were restated as a result of corrections made to the 2023 comparatives. Refer to Note 3 of the consolidated financial statements for further details and impacts of the restatement.

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Silver Equivalent Ounces Produced

In FY 2024, the Company processed 1,955,905 tonnes of ore, producing 18,651,701 silver equivalent ounces. This total includes 6,718,381 ounces of silver and 94,399 tonnes of zinc. Full Q4 and FY 2024 production results were released in a news release dated January 30, 2025.

2024 YTD vs 2023 YTD

Compared to 2023, the tonnes of processed material increased by 4%. The increase was driven by increases in tonnes milled from the San Lucas Group 9%, Porco 7% and Zimapan 10% operations that were offset by decreases in Bolivar (3%) and Caballo Blanco Group’s (13%) operations. The 13% decrease in Caballo Blanco Group is due to the results of the Reserva mine being reported in the San Lucas Group starting in Q3 2024. This highlights the stability and diversification of the Company’s asset base, enabling us to offset declines in production at certain operations with increased production from others. This strategic balance is essential for maintaining overall production stability and ensuring consistent performance across our operations.

Cash Cost of Production per Tonne

2024 YTD vs 2023 YTD

The Company’s cash cost of production per tonne increased to $103.35 in 2024 from $93.10 in 2023 (restated), primarily due to the expected impact of higher ore purchases from small-scale miners at San Lucas. As a margin-based business, San Lucas adjusts its acquisition costs in line with metal prices, which rose during the period. These higher costs are fully offset by proportional increases in revenue, thereby preserving income margins and ensuring no negative impact on the Company’s financial performance. Additionally, the increase reflects minor operational cost upticks across the portfolio, consistent with normal variability in mining activities.

Cash Cost per Silver Equivalent Ounce Sold

2024 YTD vs 2023 YTD

Cash cost per silver equivalent ounce sold rose to $21.90 in 2024 from $18.96 in 2023 (restated). This increase is largely attributable to the same factors that impacted production costs, namely higher ore purchase costs at San Lucas due to stronger silver pricing. Additionally, this metric includes transportation and other site-level costs, which remained relatively stable year-over-year and had a limited impact on the overall increase.

All-In Sustaining Cash Cost (“AISC”) per Silver Equivalent Ounce Sold

2024 YTD vs 2023 YTD

All-in sustaining cash cost per silver equivalent ounce sold increased to $26.01 in 2024, compared to $22.69 in 2023. This increase is largely attributable to the same factors that impacted production costs, namely higher ore purchase costs at San Lucas due to stronger silver pricing and strategic one-time capital expenditures across key assets. In 2024, the Company leveraged improved revenues and cash flow to make significant investments in its operations, most notably at the Zimapán mine and milling facility. These investments delivered tangible results, including higher output and improved concentrate quality. In Bolivia, capital investments were also advanced, focusing on cost reduction and enhanced metallurgical recovery, particularly of silver. These initiatives are expected to yield benefits starting in 2025.

Qualified Person

Garth Kirkham P.Geo. an independent consultant to the Company, is a qualified person under NI 43-101 and has approved the scientific and technical information contained within this news release.

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About Santacruz Silver Mining Ltd.

Santacruz Silver is engaged in the operation, acquisition, exploration, and development of mineral properties in Latin America. The Bolivian operations are comprised of the Bolivar, Porco and the Caballo Blanco Group, which consists of the Tres Amigos and Colquechaquita mines. The Soracaya exploration project and San Lucas ore sourcing and trading business are also in Bolivia. The Zimapan mine is in Mexico.

Non-GAAP Measures

The financial results in this news release include references to non-GAAP measures, which include Cash Cost of Production per Tonne, Cash Cost per Silver Equivalent Ounce Sold, All-in Sustaining Cash Cost per Silver Equivalent Ounce Sold, Average Realized Price per Ounce of Silver Equivalent Sold, and Adjusted EBITDA. These measures are widely used in the mining industry as a benchmark for performance but do not have a standardized meaning and may differ from methods used by other companies with similar descriptions. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. For a reconciliation of non-GAAP and GAAP measures, please refer to the “Non-GAAP Measures’’ section in the Company’s FY 2024 Management Discussion and Analysis, which is available on SEDAR+ at www.sedarplus.ca.

‘signed’

Arturo Préstamo Elizondo,

Executive Chairman and CEO

For further information please contact:

Arturo Préstamo

Santacruz Silver Mining Ltd.

Email: info@santacruzsilver.com

Telephone: +52 81 83 785707

Andrés Bedregal

Santacruz Silver Mining Ltd.

Email: info@santacruzsilver.com

Telephone: +591 22444849

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Information

This news release includes certain statements and information that may constitute forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking statements relate to future events or future performance and reflect the expectations or beliefs of management of the Company regarding future events. Generally, forward-looking statements and information can be identified by the use of forward-looking terminology such as “intends”, “expects” or “anticipates”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would” or will “potentially” or “likely” occur. This information and these statements, referred to herein as “forward-looking statements”, are not historical facts, are made as of the date of this news release and include without limitation, cost reduction and enhanced metallurgical recovery (particularly of silver) in 2025.

These forward-looking statements involve numerous risks and uncertainties and actual results might differ materially from results suggested in any forward-looking statements. These risks and uncertainties include, among other things, risks related to changes in general economic, business and political conditions, including changes in the financial markets, changes in applicable laws, and compliance with extensive government regulation, as well as those risk factors discussed or referred to in the Company’s disclosure documents filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedarplus.ca.

In making the forward-looking statements in this news release, the Company has applied several material assumptions, including without limitation, the assumption that the Company’s capital investments will result in reduced costs and enhanced metallurgical recovery.

There can be no assurance that any forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, the reader should not place any undue reliance on forward-looking information or statements. The Company undertakes no obligation to update forward-looking information or statements, other than as required by applicable law.

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